UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement


22 October 2007


PEARSON NINE-MONTH TRADING UPDATE:


UNDERLYING SALES UP 6% AND OPERATING PROFITS UP 20%
FULL-YEAR GUIDANCE RAISED IN EDUCATION


Pearson, the international education and information company, is today providing an update on trading in the first nine months of 2007.

Pearson traded strongly through the third quarter, building on a good first half. For the first nine months, underlying sales are 6% higher and operating profits 20% higher than in the same period last year. Headline sales are up 4% and operating profits up 17%. (Headline results include the impact of acquisitions and currency movements).

The fourth quarter is an important selling season in higher education and consumer publishing, but at this stage all our businesses are trading in line with, or ahead of, our previous guidance. For the full year, we remain on course to achieve strong underlying growth on our key financial measures: earnings, cash generation and return on invested capital.

Marjorie Scardino, chief executive, said: "We still have a lot of trading ahead of us, but every part of the company is doing well. We're benefiting from rapid take-up of our learning technologies; sustained increases in our audience and advertising at the FT; and bestselling publishing combined with operating efficiency at Penguin. This increases our confidence that 2007 will be another year of record profits for Pearson."

Highlights for the first nine months of 2007


- Pearson Education underlying sales up 7% with good growth in all parts:

Our School business, with sales up 7%, continues to benefit from sustained investment in content and technology and breadth in publishing, testing and services. We have once again gained share in US School publishing and testing and achieved good growth outside the US. Following a strong summer, we now expect full-year sales growth around the top end of the 4-6% range and further margin improvement, even after reorganisation costs.

Our Higher Education business has also performed strongly through the start of the academic year. Sales are up 5%, with rapid growth in subjects where we offer our online teaching and assessment programmes (established services such as MyMathLab, MyEconLab and Mastering Physics as well as new programmes in Spanish, nursing and information technology). More than 1.3 million US College students registered for our online learning programmes in the August and September back-to-school period, a 44% increase on the same period last year. We now expect our worldwide Higher Education business to achieve full year sales growth around the top end of the 3-5% range with stable margins.

Our Professional education business continues to show strong growth. Sales are up 12% in the first nine months, and we now expect full-year sales growth of 8-10% (against our previous guidance of 5-7%) with further margin improvement. We continue to have strong demand for our professional certifications including the Graduate Management Admissions Test, the NCLEX Nurses examination and the DSA/DVTA driving theory test, as well as growth in our range of state tests. Our technology publishing imprints are also growing again, and we have continuing momentum from our business imprints, including Wharton School Publishing and FT Press.


- In FT Publishing, sales are up 8% overall, with increasing content revenues as both the Financial Times and FT.com have continued to build their audiences through the recent volatility in global financial markets. Our advertising revenues have remained resilient through this volatility with FT Publishing advertising revenues up 9% in the first nine months (up from 7% growth in the first six months of the year). We continue to expect FT Publishing to achieve double digit margins in 2007. As previously announced, IDC will be reporting Q3 results on 25th October.


- Penguin sales are up 2% with a strong publishing performance from both new and established authors including Alan Greenspan (The Age of Turbulence), Khaled Hosseini (A Thousand Splendid Suns), Jamie Oliver (Jamie at Home) and Elizabeth Gilbert (Eat, Pray, Love). For the full year we continue to expect Penguin to improve margins further, as our publishing investment and efficiency programmes bear fruit.


Acquisitions and disposals

We completed the acquisition of eCollege on 31 July 2007 and of Harcourt's education businesses in the UK and South Africa during the third quarter. We expect to complete the acquisition of Harcourt's US educational assessment business around the end of this year, subject to regulatory approval. We intend to hold an investor seminar on eCollege and Harcourt Assessment & International early in 2008, following completion of the Harcourt transaction. We remain in exclusive negotiations with LVMH over its proposed acquisition of Groupe Les Echos.


Note: All growth rates are stated on an underlying basis from continuing operations, excluding the impact of currency movements and portfolio changes, unless otherwise stated.

Pearson generates around two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2006 was GBP1: $1.84) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first nine months of 2007 was GBP1:1.99 (compared to GBP1:$1.82 in the first nine months of 2006) and the closing rate at the end of September was GBP1:$2.01).


For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 207 010 2310





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: October 22, 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary